UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):
May 7, 2017

COACH, INC.
(Exact name of registrant as specified in its charter)

Maryland	1-16153	52-2242751
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 Hudson Yards, New York, NY 10001
(Address of principal executive offices) (Zip Code)

(212) 594-1850
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On May 7, 2017, Coach, Inc. (“Coach”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kate Spade & Company, a Delaware corporation (“Kate Spade”), and Chelsea Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Coach (“Merger Sub”).

Transaction Structure

Pursuant to and subject to the terms and conditions of the Merger Agreement, Merger Sub will commence an all-cash tender offer (the “Offer”) within fifteen (15) business days after the date of the Merger Agreement to acquire any and all of Kate Spade’s outstanding shares of common stock, par value $1.00 per share (the “Shares”). The Shares will be acquired at a purchase price of $18.50 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to any required withholding of taxes. The Offer will initially expire at 11:59 p.m. (New York City time) on the date that is twenty (20) business days following the commencement of the Offer. Under certain circumstances, Merger Sub may be required to extend the Offer on one or more occasions in accordance with the terms set forth in the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Merger Sub will not be required to extend the Offer beyond February 7, 2018, and may not extend the Offer beyond such date without the prior written consent of Kate Spade.

Pursuant to and subject to the terms and conditions of the Merger Agreement, as soon as possible following the time at which the Shares validly tendered and not properly withdrawn pursuant to the Offer are first accepted for payment under the Offer (the “Acceptance Time”), Merger Sub will merge with and into Kate Spade, with Kate Spade surviving the merger as a wholly owned subsidiary of Coach (the “Surviving Corporation”), pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by (i) Coach, Kate Spade or any of their wholly-owned subsidiaries, which Shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, subject to any required withholding taxes.

At the Effective Time, (i) each Kate Spade stock option that is outstanding as of immediately prior to the Effective Time will be canceled and converted into the right to receive an amount in cash equal to (i) the excess, if any, of the Offer Price over the stock option exercise price applicable thereto, multiplied by (ii) the number of Shares that are subject to such Kate Spade stock option, subject to any required withholding of taxes. Any Kate Spade stock options with a per share exercise price equal to or greater than the Offer Price will be canceled for no consideration. In addition, except as otherwise set forth in individual agreements, at the Effective Time, (i) each Kate Spade restricted stock unit award will be assumed by Coach and converted into a restricted stock unit award that settles in shares of Coach common stock, (ii) each Kate Spade performance share unit award will be assumed by Coach and converted into a restricted stock unit award that settles in shares of Coach common stock, with the number of shares to be determined assuming that the Kate Spade performance share unit award has achieved performance at target level and (iii) each Kate Spade market share unit award will be assumed by Coach and converted into a restricted stock unit that settles in shares of Coach common stock, with the number of shares to be determined assuming that the Kate Spade market share unit award has achieved performance at target level, with each of the converted restricted stock unit awards continuing to vest on the same time-based schedule as the related Kate Spade restricted stock unit award, Kate Spade performance share unit award or Kate Spade market share unit award, as applicable, subject to continued employment.

Conditions

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to customary closing conditions, including (i) a number of Shares must have been validly tendered and received and not validly withdrawn that, when added to the number of Shares (if any) then owned by Coach or Merger Sub, equals at least one Share more than 50% of all Shares then outstanding, (ii) the expiration or termination of applicable waiting periods under, or receipt of the applicable consents required under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and relevant antitrust and competition laws in Japan, (iii) the absence of any order, applicable law or other legal restraints of an applicable governmental authority enjoining or otherwise prohibiting the consummation of the Offer or the Merger, (iv) the accuracy of certain representations and warranties of each of the parties contained in the Merger Agreement, subject to specified materiality qualifications, (v) compliance, in all material respects, by each of the parties with their respective covenants contained in the Merger Agreement, (vi) the absence of a material adverse effect on Kate Spade since the date of the Merger Agreement, and (vii) the other conditions set forth in the Merger Agreement. The consummation of the Offer is not subject to a financing condition.

Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this nature, including the obligation of Kate Spade to (i) carry on its business in the ordinary course during the period between the execution of the Merger Agreement and the consummation of the Merger and (ii) comply with certain other negative operating covenants, as set forth more fully in the Merger Agreement.

The Merger Agreement also contains a customary “no solicitation” provision that, subject to certain exceptions, restricts Kate Spade’s ability to (i) solicit, initiate or knowingly encourage any inquiries or submission that could lead to a takeover proposal or (ii) enter into, engage or participate in discussions or negotiations with, furnish any nonpublic information relating to Kate Spade to, or execute any agreement with, third parties in connection with a takeover proposal. The no solicitation provision is subject to a “fiduciary out” that permits Kate Spade, under certain circumstances and in compliance with certain obligations, to terminate the Merger Agreement and accept a superior proposal upon payment to Coach of the termination fee discussed below.

The Merger Agreement also contains certain customary termination rights for both Coach and Kate Spade, including, among others, (i) the ability of either Coach or Kate Spade to terminate the Merger Agreement if the Offer is not consummated on or before February 7, 2018, (ii) the ability of Kate Spade to terminate the Merger Agreement, under certain circumstances and in compliance with certain obligations, to enter into an agreement for an alternative transaction that constitutes a superior proposal or (iii) the ability of Coach to terminate the Merger Agreement due to a change in the recommendation of the Kate Spade board of directors with respect to the Offer.  Upon termination of the Merger Agreement in specified circumstances, including clause (ii) and (iii) above, Kate Spade is required to pay Coach a termination fee of $83,271,000.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual terms of the Merger Agreement, which will be filed as an exhibit to Coach’s quarterly report on Form 10-Q for the fiscal quarter ending April 1, 2017. The Merger Agreement will be provided to inform investors of its terms and is not intended to provide any financial or other factual information about Kate Spade, Coach or Merger Sub or to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. In particular, the representations, warranties and covenants contained in the Merger Agreement (i) were made only for purposes of that agreement and as of specific dates, (ii) were made solely for the benefit of the parties to the Merger Agreement, (iii) may be subject to limitations agreed upon by the parties for the purposes of allocating contractual risk between the parties to the Merger Agreement rather than establishing those matters as facts and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to Coach’s SEC filings. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Coach or Kate Spade. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterizations of the actual state of facts about Coach or Kate Spade.

Commitment Letters

On May 7, 2017, Coach entered into a bridge facility commitment letter (the “Commitment Letter”) pursuant to which Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A. (together, “BofA Merrill Lynch”) committed to provide up to $2.1 billion under a 364-day senior unsecured bridge term loan credit facility to finance the Merger in the event that Coach has not issued senior unsecured notes and obtained term loans prior to the consummation of the Merger. The commitment is subject to customary conditions.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the actual terms of the Commitment Letter, which will be filed as an exhibit to Coach’s quarterly report on Form 10-Q for the fiscal quarter ending April 1, 2017.

Item 8.01 Other Events

On May 8, 2017, Coach and Kate Spade issued a joint press release announcing, among other things, the entry into the Merger Agreement. The text of the press release is attached as Exhibit 99.1 and is incorporated herein by reference. In addition, a conference call and webcast will be held on May 8, 2017 regarding the proposed transaction during which the speakers will discuss the presentation that will be filed as an exhibit to Coach’s Schedule TOC on May 8, 2017.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99.1	Joint Press Release, dated May 8, 2017.

Additional Information and Where You Can Find It

The tender offer referred to in this filing has not yet commenced. This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell, securities, nor is it a substitute for the tender offer materials that will be filed with the U.S. Securities and Exchange Commission (“SEC”). The solicitation and offer to buy the issued and outstanding shares of Kate Spade common stock will only be made pursuant to an offer to purchase and related tender offer materials described more fully below. At the time the tender offer is commenced, Merger Sub will file a tender offer statement with the SEC on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and Kate Spade will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY (WHEN THEY BECOME AVAILABLE) AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These materials will be sent free of charge to all Kate Spade stockholders.  In addition, all of those materials (and all other tender offer documents filed or furnished by Kate Spade, Coach or Merger Sub with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  The Schedule TO (including the offer to purchase and related materials) and the Schedule 14D-9 (including the solicitation/recommendation statement), once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Coach and Kate Spade file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Coach or Kate Spade at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Coach’s and Kate Spade’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Hong Kong Depository Receipts

Neither the Hong Kong Depositary Receipts nor the Hong Kong Depositary Shares evidenced thereby have been or will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to, or for the account of, a U.S. Person (within the meaning of Regulation S under the Securities Act), absent registration or an applicable exemption from the registration requirements. Hedging transactions involving these securities may not be conducted unless in compliance with the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

This report may contain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Coach and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements regarding the expected benefits and costs of the Offer, the Merger and the other transactions contemplated by the Merger Agreement; the expected timing of the completion of the Offer and the Merger; the ability of Coach, Merger Sub and Kate Spade to complete the Offer and the Merger considering the various conditions to the Offer and the Merger, some of which are outside the parties’ control, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the Offer and the Merger may not be timely completed, if at all; that, prior to the completion of the transaction, Kate Spade’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described in Coach’s latest Annual Report on Form 10-K and its other filings with the SEC. Coach assumes no obligation and does not intend to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Coach, Inc.

Date: May 8, 2017	By:	/s/ Todd Kahn
Todd Kahn
President, Chief Administrative Officer & Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99.1	Joint Press Release, dated May 8, 2017.